UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2014

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 001-133354

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MISSOURI STATE BANK & TRUST COMPANY

RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of Montreal

100 King Street West

1 First Canadian Place

Toronto, Ontario

Canada M5X 1A1

Documents filed as part of this report:

(a)	Index to financial statements filed as part of this report:

The Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013, the Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2014 and 2013, together with the reports thereon of the Independent Registered Public Accounting Firms. Supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

(b)	Exhibits:

Exhibit 23.1 – The consent of Schenck SC.

Exhibit 23.2 – The consent of Baker Tilly Virchow Krause, LLP.

MISSOURI STATE BANK &

TRUST COMPANY RETIREMENT

SAVINGS PLAN

Financial Statements as of and for the

Years Ended December 31, 2014 and 2013, and

Reports of Independent Registered Public Accounting Firms

MISSOURI STATE BANK & TRUST COMPANY RETIREMENT SAVINGS PLAN

Page(s)

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1-2

FINANCIAL STATEMENTS

Statement of Net Assets (in Liquidation) Available for Benefits as of December 31, 2014 and Statement of Net Assets Available for Benefits as of December 31, 2013	3

Statement of Changes in Net Assets (in Liquidation) Available for Benefits for the Year Ended December 31, 2014 and Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2013	4

Notes to Financial Statements as of and for the Years Ended December 31, 2014 and 2013	5–16

SIGNATURES	17

EXHIBIT 23.1 — Consent of Independent Registered Public Accounting Firm —Schenck SC	18

EXHIBIT 23.2 — Consent of Independent Registered Public Accounting Firm — Baker Tilly Virchow Krause, LLP	19

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of

Missouri State Bank & Trust Company

Retirement Savings Plan

We have audited the accompanying statement of net assets (in liquidation) available for benefits of the Missouri State Bank & Trust Company Retirement Savings Plan as of December 31, 2014, and the related statement of changes in net assets (in liquidation) available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Missouri State Bank & Trust Company Retirement Savings Plan as of December 31, 2014, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, on July 5, 2011, Marshall & Ilsley Corporation’s Board of Directors adopted a resolution to terminate the Plan and management has made the determination during the year ended December 31, 2014 that liquidation is imminent. As a result, the Plan has changed its basis of accounting from the going concern basis used in presenting the 2013 financial statements to the liquidation basis used in presenting the 2014 financial statements. Our opinion is not modified with respect to this matter.

/s/ Schenck SC

Milwaukee, Wisconsin
June 24, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of

Missouri State Bank & Trust Company

Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Missouri State Bank & Trust Company Retirement Savings Plan (the “Plan”) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, on July 5, 2011, Marshall & Ilsley Corporation’s Board of Directors adopted a resolution to terminate the Plan, subject to Internal Revenue Service approval. Effective July 5, 2011, all participants became 100% vested in their accounts.

/s/ Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
June 30, 2014

MISSOURI STATE BANK & TRUST COMPANY

RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS (IN LIQUIDATION) AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2014

AND STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2013

	2014	2013

ASSETS:
Investments — at fair value:
Interest in master trusts	$368,824	$569,264
Investments	667,938	728,691

Total investments	1,036,762	1,297,955

Receivables:
Notes receivable from participants	1,743	6,989
Accrued income	101	212

Total receivables	1,844	7,201

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	1,038,606	1,305,156

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR INVESTMENT IN COMMON COLLECTIVE TRUST RELATED TO FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT	—	(194)

NET ASSETS AVAILABLE FOR BENEFITS	$1,038,606	$1,304,962

See accompanying notes to financial statements.

MISSOURI STATE BANK & TRUST COMPANY

RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS (IN LIQUIDATION) AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2014

AND STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2013

	2014	2013

ADDITIONS:
Income from interest in master trusts	$24,885	$81,163
Net appreciation in fair value of investments	36,594	146,515
Interest and dividend income	6,791	8,749
Interest on notes receivable from participants	134	202

Total additions	68,404	236,629

DEDUCTIONS:
Benefits paid to participants	334,760	154,256

Total deductions	334,760	154,256

NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	(266,356)	82,373

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,304,962	1,222,589

End of year	$1,038,606	$1,304,962

See accompanying notes to financial statements.

MISSOURI STATE BANK & TRUST COMPANY

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

1.	DESCRIPTION OF THE PLAN

The following description of the Missouri State Bank & Trust Company Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General — The Plan is a defined contribution plan covering substantially all legacy salaried employees of Missouri State Bank & Trust Company (“MSB”). BMO Harris Bank N.A. (“BMO Harris”) is the sponsor and administrator of the Plan. BMO Retirement Services (the “Trustee”), serves as the trustee and recordkeeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

On May 1, 2006, MSB merged with Marshall & Ilsley Corporation (“M&I”). The Plan’s benefits were frozen as of April 30, 2006.

On July 6, 2011, M&I and Bank of Montreal (“BMO”) completed a merger, under which BMO acquired all outstanding shares of common stock of M&I in a stock-for-stock transaction, which was approved by the M&I Board of Directors, the BMO Board of Directors, and the M&I shareholders.

Plan Termination – Per the terms of the merger agreement, the M&I Board of Directors adopted a resolution effective July 5, 2011 to terminate all M&I-sponsored 401(k) plans, which includes the Plan. In coordination with the termination of other legacy M&I retirement plans, all Plan participants will receive an account closing distribution of their account balances based on their distribution election during 2015. Distributions can be requested in cash, or as a direct rollover to an IRA or other qualified retirement plan. In addition, current BMO employees will be able to roll over their account balance into the Employees’ 401(k) Savings Plan of Bank of Montreal/Harris.

Contributions — No contributions have been made to the Plan since the Plan was frozen as of April 30, 2006.

Participant Accounts — Individual accounts are maintained for each of the Plan’s participants. Each participant’s account is credited with allocations of the Plan’s income (loss). Any related expenses based on participant earnings or account balances are deducted from the participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Effective July 5, 2011, all participants with an account balance remaining in the Plan became fully vested in all contribution sources, regardless of status or years of vested service.

Investment Options — Participants may direct 100% of their account balance into various investment options designated by the Plan’s investment committee in 1% increments. Participants are able to change their investment elections daily.

Notes Receivable from Participants — Prior to May 1, 2006, participants were permitted to borrow from their vested accounts in an amount ranging from $1,000 to $50,000 or 50% of their account balance, whichever was less. The loans were secured by the balance in the participant’s account. Principal and interest were paid ratably through payroll deductions. As of May 1, 2006, the Plan no longer offered new loans to participants. Effective July 1, 2010, the Plan re-offered participants the opportunity to take a loan from their retirement account balances in an amount ranging from $1,000 to $50,000 (limited to no more than one-half of their vested account balance). The loans are repayable through payroll deductions and were written with original terms of 1 to 25 years. The interest rate is based on prevailing market conditions at the time the loan was made and is fixed over the life of the note.

Payment of Benefits — Upon termination, death, retirement, in the event of disability, as defined, or financial hardship, a participant or beneficiary is entitled to elect to distribute his or her vested interest in a full or partial lump sum cash payment (excluding profit sharing for any hardship withdrawal), or as a rollover to another qualified plan or IRA. Participants who are 59  1⁄2 or older may take in-service withdrawals for any reason.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2013-07, Liquidation Basis of Accounting, in April 2013. ASU 2013-07 is designed to improve the consistency of financial reporting for liquidating entities by clarifying when an entity should apply the liquidation basis of accounting, providing principles for the recognition and measurement of assets and liabilities under the liquidation basis of accounting, and providing requirements for financial statements prepared using the liquidation basis of accounting. ASU 2013-07 is effective for entities that determine liquidation is imminent during annual reporting periods beginning after December 15, 2013, with earlier implementation permitted. Because the Plan has been terminated, effective July 5, 2011, the Plan’s management has adopted application of the provisions of ASU 2013-07 to the Plan’s financial statements, effective January 1, 2014.

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Investment Valuation — All investments are stated at fair value, except the BMO Employee Benefit Stable Principal Fund (the “Stable Principal Fund”), whose investments include synthetic and traditional guaranteed investment contracts (“GICs”) which meet the definition of “fully benefit-responsive investment contracts”. An investment contract is considered fully benefit-responsive if all of the following criteria are met for that contract, analyzed on an individual basis:

•	The investment contract is affected directly between the Stable Principal Fund and the issuer and prohibits the Stable Principal Fund from assigning or selling the contract or its proceeds to another party without the consent of the issuer.

•	Either (1) the repayment of principal and interest credited to participants in the Stable Principal Fund is a financial obligation of the issuer of the investment contract or (2) prospective interest crediting rate adjustments are provided to participants in the Stable Principal Fund on a designated pool of investments held by the Stable Principal Fund or the contract issuer whereby a financially responsible third party, through a contract generally referred to as a wrapper, must provide assurance that the adjustments to the interest crediting rate will not result in a future interest crediting rate that is less than zero.

•	The terms of the investment contract require all permitted participant-initiated transactions with the Stable Principal Fund to occur at contract value with no conditions, limits, or restrictions.

•	An event that limits the ability of the Stable Principal Fund to transact at contract value with the issuer and that also limits the ability of the Stable Principal Fund to transact at contract value with the participants in the Stable Principal Fund must be probable of not occurring.

•	The Stable Principal Fund itself must allow participants reasonable access to their funds.

Contract value is considered the relevant measurement attribute for benefit-responsive contracts because that is the amount participants in the Stable Principal Fund would pay or receive if they were to initiate contributions or withdrawals. Therefore, the fair value stated in investments is adjusted to contract value on the statement of net assets available for benefits for fully-benefit responsive investment contracts as of December 31, 2013. As of December 31, 2014, the Stable Principal Fund is stated at fair value since, under the liquidation basis accounting, assets and liabilities are reported at their fair value. The adjustment to the Stable Principal Fund’s contract value to reflect its fair value as of January 1, 2014 is included in net appreciation in the fair value of investments in the accompanying financial statements. The GIC crediting interest rates are determined at various intervals under the terms of the investment contracts. There are no limitations on guarantees of the contracts.

Notes Receivable from Participants — Notes receivable from participants are stated at their unpaid principal balance plus any accrued and unpaid interest. Notes receivable from participants were $1,743 and $6,989 as of December 31, 2014 and 2013, respectively, with an interest rate of 3.25%.

Income Recognition — Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The statements of changes in net assets (in liquidation) available for benefits reflect income credited to participants and net appreciation or depreciation in fair value of only those investments that are not fully benefit responsive.

Administrative Expenses — Trustee fees were paid by BMO Harris. Significantly all other administrative expenses for the Plan were paid by the Plan for the years ended December 31, 2014 and 2013.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to participants who elected to withdraw from the Plan but were not yet paid as of December 31, 2014 and 2013.

Risks and Uncertainties — The Plan investments include mutual funds, interests in master trusts, and a common collective trust that holds synthetic and traditional GICs. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could have a material effect on the values of the investment instruments reported in the financial statements. Synthetic and traditional GICs, which meet the definition of fully benefit-responsive, are carried at contact value. If an event were to occur such that the realization of the full contract value is no longer probable (for example, a significant decline in credit worthiness of the contract issuer or wrapper provider), these investment contracts would no longer be considered fully benefit responsive and would be carried at fair value.

Subsequent Events — The Plan has evaluated subsequent events through June 24, 2015, the date that the accompanying financial statements were available to be issued.

3.	FAIR VALUE MEASUREMENTS

Fair value is defined as the price at the measurement date that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in which the reporting entity is engaged.

A three-tier hierarchy is used to measure fair value based on the transparency of the inputs to the valuation of an asset or liability and expands the disclosures about instruments measured at fair value. These inputs are summarized into three broad levels described below:

Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets in active markets.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets in active markets and inputs that are observable for the asset, either directly or indirectly, for substantially the full term of the financial instrument. Fair values for these instruments are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Fair values are initially valued based upon transaction price and are adjusted to reflect exit values as evidenced by financing and sale transactions with third parties.

Determination of Fair Value — Following is a description of the valuation methodologies used for measuring the fair value of investments:

Interest in Master Trusts — These investment vehicles are unitized funds which are valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the fair value of the underlying assets (mutual funds and common stock) owned by the trust, minus its liabilities, and then divided by the number of units outstanding. The fair values of the interest in the Marshall & Ilsley Corporation Master Trusts (collectively, “Master Trusts”) are classified within level 2 of the valuation hierarchy as master trust funds (see Note 5).

Mutual Funds — Mutual funds are valued based on quoted price in an active market and classified within level 1 of the valuation hierarchy.

Stable Value Fund —The Stable Principal Fund is a stable value fund that is primarily invested in traditional and synthetic GICs and a money market fund.

Traditional GICs are typically issued by insurance companies or banks and are essentially nonmarketable deposits with the issuing entity. The issuer is contractually obligated to repay the principal and stated interest. The repayment of a traditional GIC is the sole responsibility of the issuing entity. In the case of a synthetic GIC, the Stable Principal Fund purchases high quality debt obligations and enters into contractual arrangements (wrapper contracts) with third parties related to these debt obligations to provide a guarantee of contract value and specified interest.

Fair values of the high quality debt instruments underlying the synthetic GICs and the interest in the securities lending collateral fund are measured using various matrix pricing methodologies or compiled modeled prices from various sources. These models are primarily industry-standard processes that apply various assumptions, including time value, yield curve, volatility factors, prepayment speeds, default rates and current and contractual prices for the underlying investments. Substantially all of inputs to the pricing matrix and model assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. The fair values of the traditional GICs are determined using a discounted cash flow model. The fair value of the wrapper contract is determined to be zero since the wrapper resets monthly at market rates.

The fair value of the stable value fund is classified within level 2 of the fair valuation hierarchy. The fair value of the investment contracts was $1.01 and $1.00 per unit as of December 31, 2014 and 2013, respectively. The average yield was 2.08% and 2.15% for the years ended December 31, 2014 and 2013, respectively. The gross crediting interest rate was 1.81% and 1.84% for the years ended December 31, 2014 and 2013, respectively.

The interest crediting rate is the periodic interest rate accrued to participants and is either set at the beginning of the contract and held constant, or reset periodically to reflect the performance of the underlying securities. Traditional GICs do not reset their crediting rates as they provide a fixed rate of interest over the term to maturity of the contract. Synthetic GICs are designed to reset their respective crediting rates typically on a quarterly basis and cannot credit interest at a rate less than zero percent. Synthetic GICs will track current market yields on a trailing basis. The rate reset allows the contract value of the portfolio to converge to the market value over time. Variables impacting future crediting rates on synthetic GICs include current yield of the assets backing the wrap contracts, duration of the assets backing the wrap contracts, and existing differences between the market values of assets backing wrap contracts and the contract values of the wrap contracts. GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Stable Principal Fund at contract value. Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial Plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestitures or spin-offs of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA). The plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The interest in master trusts, mutual funds, and stable value fund are stated at fair value on a recurring basis and are categorized in their entirety in the tables below based upon the lowest level of significant input to the valuations as of December 31, 2014 and 2013.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

2014

Interest in Master Trusts	$—	$368,824	$—	$368,824
Mutual Funds:
Large Cap	289,366	—	—	289,366
Mid Cap	111,973	—	—	111,973
Small Cap	130,557	—	—	130,557
Fixed Income	5,639	—	—	5,639
International	53,593	—	—	53,593
Stable Value Fund	—	76,810	—	76,810

TOTAL	$591,128	$445,634	$—	$1,036,762

2013

Interest in Master Trusts	$—	$569,264	$—	$569,264
Mutual Funds:
Large Cap	311,139	—	—	311,139
Mid Cap	93,649	—	—	93,649
Small Cap	119,544	—	—	119,544
Fixed Income	73,631	—	—	73,631
International	52,060	—	—	52,060
Stable Value Fund	—	78,668	—	78,668

TOTAL	$650,023	$647,932	$—	$1,297,955

4.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits either as of December 31, 2014 or as of December 31, 2013 are as follows:

	2014		2013

M&I Master Trust — Growth Balanced Fund*	$283,411		$360,558
BMO Large-Cap Growth Fund*	91,319		82,602
Davis New York Venture Fund	74,658		66,228
Vanguard Small-Cap Growth Index Fund	71,588		65,051	(1)
BMO Mid-Cap Growth Fund*	65,635		61,489	(1)
M&I Master Trust — Aggressive Portfolio Fund*	65,312		57,810	(1)
M&I Master Trust — Moderate Balanced Fund*	7,947	(1)	120,839
Vanguard Institutional Index Fund	54,897		88,782
Goldman Sachs Small-Cap Value Fund	58,969		54,494	(1)
BMO Short-Intermediate Bond Fund*	—		69,179
BMO Employee Benefit Stable Principal Fund*	76,810		78,668

*	Represents party-in-interest
(1)	This balance does not exceed five percent of the Plan’s net assets available for benefits, but is shown for comparative purposes.

During the years ended December 31, 2014 and 2013, the Plan’s investments, other than the interest in the Master Trusts, (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (all of which was attributable to mutual funds):

	2014	2013

Net appreciation in fair value of investments	$36,594	$146,515

5.	INTEREST IN MASTER TRUSTS

Certain of the Plan’s investment assets are held in trust accounts at the Trustee and consist of undivided interests in investments. These Master Trusts are established by BMO Harris and administered by the Trustee. Use of the Master Trusts permits the commingling of the Plan’s assets with the assets of the North Star Financial Corporation 401(k) Plan and the M&I Retirement Program for investment and administrative purposes. Although assets of the remaining plans are commingled in the Master Trusts, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The Plan’s investments and income in the Master Trusts as of, and for the years ended, December 31, 2014 and 2013 are summarized as follows:

	2014	2013

M&I Master Trust — Aggressive Stock Fund

Investments — whose fair value is determined based on quoted market prices — mutual funds	$62,262,753	$71,871,126

Net assets of the M&I Master Trust — Aggressive Stock Fund	$62,262,753	$71,871,126

Plan’s interest in net assets of the M&I Master Trust — Aggressive Stock Fund	$65,312	$57,810

Plan’s interest in M&I Master Trust — Aggressive Stock Fund as a percentage of the total	0.10%	0.08%

Dividend and interest income	$784,310	$787,862
Net appreciation in the fair value of investments — mutual funds	3,189,424	16,144,829

Total M&I Master Trust — Aggressive Stock Fund income	$3,973,734	$16,932,691

M&I Master Trust — Growth Balanced Fund

Investments — whose fair value is determined based on quoted market prices — mutual funds	$99,932,257	$106,223,158

Net assets of the M&I Master Trust — Growth Balanced Fund	$99,932,257	$106,223,158

Plan’s interest in net assets of the M&I Master Trust — Growth Balanced Fund	$283,411	$360,558

Plan’s interest in M&I Master Trust — Growth Balanced Fund as a percentage of the total	0.28%	0.34%

Dividend and interest income	$1,961,714	$2,002,018
Net appreciation in the fair value of investments — mutual funds	5,086,884	14,161,821

Total M&I Master Trust — Growth Balanced Fund income	$7,048,598	$16,163,839

	2014	2013

M&I Master Trust — Aggressive Balanced Fund

Investments — whose fair value is determined based on quoted market prices — mutual funds	$24,991,431	$24,651,629

Net assets of the M&I Master Trust — Aggressive Balanced Fund	$24,991,431	$24,651,629

Plan’s interest in net assets of the M&I Master Trust — Aggressive Balanced Fund	$2,282	$6,949

Plan’s interest in M&I Master Trust — Aggressive Balanced Fund as a percentage of the total	0.01%	0.03%

Dividend and interest income	$408,055	$375,004
Net appreciation in the fair value of investments — mutual funds	1,502,418	4,462,672

Total M&I Master Trust — Aggressive Balanced income	$1,910,473	$4,837,676

M&I Master Trust — Moderate Balanced Fund

Investments — whose fair value is determined based on quoted market prices — mutual funds	$25,200,915	$26,278,563

Net assets of the M&I Master Trust — Moderate Balanced Fund	$25,200,915	$26,278,563

Plan’s interest in net assets of the M&I Master Trust — Moderate Balanced Fund	$7,947	$120,840

Plan’s interest in M&I Master Trust — Moderate Balanced Fund as a percentage of the total	0.03%	0.46%

Dividend and interest income	$560,397	$634,613
Net appreciation in the fair value of investments — mutual funds	1,011,739	2,201,643

Total M&I Master Trust — Moderate Balanced Fund Income	$1,572,136	$2,836,256

	2014	2013

M&I Master Trust — Diversified Stock Fund

Investments — whose fair value is determined based on quoted market prices — mutual funds	$24,628,995	$24,702,388

Net assets of the M&I Master Trust — Diversified Stock Fund	$24,628,995	$24,702,388

Plan’s interest in net assets of the M&I Master Trust — Diversified Stock Fund	$2,935	$2,517

Plan’s interest in M&I Master Trust — Diversified Stock Fund as a percentage of the total	0.01%	0.01%

Dividend and interest income	$349,147	$324,930
Net appreciation in the fair value of investments — mutual funds	1,591,060	5,718,158

Total M&I Master Trust — Diversified Stock Fund Income	$1,940,207	$6,043,088

M&I Master Trust — BMO Stock Fund

Investments — whose fair value is determined based on quoted market prices — common stock	$50,030,662	$52,498,348

Net assets of the M&I Master Trust — BMO Stock Fund	$50,030,662	$52,498,348

Plan’s interest in net assets of the M&I Master Trust — BMO Stock Fund	$6,937	$20,590

Plan’s interest in M&I Master Trust — BMO Stock Fund as a percentage of the total	0.01%	0.04%

Dividend and interest income	$2,046,724	$2,374,524
Net appreciation in the fair value of investments — common stock	3,104,580	4,675,669

Total M&I Master Trust — BMO Stock Fund income	$5,151,304	$7,050,193

At December 31, 2014 and 2013, respectively, the M&I Master Trust — BMO Stock Fund held 697,932 and 781,130 shares of BMO common stock, with a cost basis of $43,684,893 and $51,808,258. During the years ended December 31, 2014 and 2013, respectively, the M&I Master Trust — BMO Stock Fund recorded dividend income of $2,046,671 and $2,374,305 from BMO.

6.	FEDERAL INCOME TAX STATUS

The Plan is a Non-Standardized Prototype Plan (“Prototype Plan”) sponsored by the Trustee and adopted by BMO Harris. The Plan has not requested its own determination letter from the IRS. However, BMO Harris and the Plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan holds shares of mutual funds, a common collective trust, and Master Trusts managed by the Trustee. The M&I Master Trust — BMO Stock Fund also invests in the common stock of BMO. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under 29 CFR 480(b) of ERISA. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund (see also “Income Recognition” in Note 2).

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as reported in the financial statements to the net assets as reported on line 1(l) of the 2014 and 2013 Form 5500:

	2014	2013

Net assets available for benefits per the financial statements	$1,038,606	$1,304,962
Adjustment from contract value to fair value for investment in common collective trust related to fully benefit-responsive investment contract	—	194

Net assets available for benefits per the Form 5500	$1,038,606	$1,305,156

The following is a reconciliation of the net increase (decrease) in net assets available for benefits reported in the financial statements to the net income (loss) as reported on line 2(k) of Form 5500, Schedule H, Part II for 2014 and 2013:

	2014	2013

Net increase (decrease) in net assets available for benefits per the financial statements	$(266,356)	$82,373
Adjustment from contract value to fair value for investment in common collective trust related to fully benefit-responsive investment contract:
Current year	—	194
Prior year	(194)	(2,114)

Net income (loss) per the Form 5500	$(266,550)	$80,453

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MISSOURI STATE BANK & TRUST COMPANY RETIREMENT SAVINGS PLAN

By:	/s/ Gary M. Hansen
Gary M. Hansen
Vice President and Division Manager BMO Harris Bank N.A., its administrator

Date: June 24, 2015